I, JoAnn Roberts, the President of North Country Showcase, Inc., hereby certify that the financial statements of North Country Showcase, Inc. and notes thereto for the periods ending January 1, 2018 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total loss of $22,101.57 taxable income of $0 and total tax of $0

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 30, 2019.

J. A. Roberts ______________________ (Signature)

President

April 30, 2019

North Country Showcase, Inc.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31, 2018

North Country Showcase, Inc.
BALANCE SHEET
AS OF December 31, 2018
(unaudited)

Asset		
Fixed Asset		
Machinery, equipment, furniture & fixtures	$	4,477
Total for Fixed Asset	$	4,477
Bank		
Checking Account	$	2,160
Vendor Payment Reserve	$	7,367
Savings Account	$	24
Sales Tax Reserve	$	946
Undeposited Funds - Paypal	$	-
Invoice Pmts At Register	$	-
Clearing Account	$	-
Total for Bank	$	10,497
Current Asset		
Cash on Hand	$	2,493
Accounts Receivable	$	180
Utility Deposits Receivable	$	1,000
Inventory	$	5,414
Prepaid Expenses	$	-
Undeposited Funds - CC Receipts	$	513
Undeposited Funds - Checks	$	178
Total for Current Asset	$	9,777
Total Assets	**$**	**24,751**

Liability		
Current Liability		
Line of Credit	$	-
Sales Tax Payable	$	1,196
Payroll Liabilities	$	1,477
Consignor Payable - YWI	$	-
Consignor Payable - NLA	$	702
Consignor Payable - JCJ	$	434
Consignor Payable - VGL	$	262
Consignor Payable - BRC	$	-
Consignor Payable - RCR	$	156
Consignor Payable - NRU	$	-
Consignor Payable - PAS	$	-
Consignor Payable - SST	$	211
Consignor Payable - LBE	$	-

Consignor Payable - RSH	$	-
Outstanding Gift Certs	$	55
Consignor Payable - AFR	$	-
Consignor Payable - JCL	$	389
Consignor Payable - BPK	$	-
Consignor Payable - 3SS	$	445
Consignor Payable - NHB	$	-
Consignor Payable - PLA	$	150
Consignor Payable - CMC	$	-
Consignor Payable - NSI	$	754
Consignor Payable - SUS	$	27
Consignor Payable - SLRc	$	-
Consignor Payable - CZA	$	-
Consignor Payable	$	1,250
Layaway & Store Credit Liability	$	88
Consignor Payable - ATK	$	-
Consignor Payable - RLA	$	-
Consignor Payable - VPH	$	(195)
Consignor Payable - NQU	$	-
Consignor Payable - BMD	$	403
Consignor Payable - LOW	$	-
Consignor Payable - SCS	$	1,514
Consignor Payable - CHH	$	21
Consignor Payable - CPR	$	180
Consignor Payable - BBG	$	-
Consignor Payable - TFC	$	5
Consignor Payable - HWG	$	489
Consignor Payable - MLM	$	-
Consignor Payable - SBA	$	20
Consignor Payable - ABU	$	187
Consignor Payable - DEM	$	48
Consignor Payable - RHA	$	25
Consignor Payable - TRA	$	-
Consignor Payable - TCC	$	105
Consignor Payable - MMF	$	192
Consignor Payable - GRW	$	106
Consignor Payable - JBO	$	12
Consignor Payable - SAR	$	346
Consignor Payable - PHE	$	-
Consignor Payable - SAU	$	20
Consignor Payable - REL	$	115
Consignor Payable - WWO	$	30
Consignor Payable - RRM	$	-
Shareholder Loans	$	-
Consignor Payable - KNE	$	28
Consignor Payable - SBR	$	82
Taxes Payable	$	-
Consignor Payable - RRD	$	68

Consignor Payable - VMA	$	-
Consignor Payable - CCF	$	-
Consignor Payable - JVS	$	325
Consignor Payable - PSM	$	-
Consignor Payable - BSS	$	678
Expense Reimbursement Clearing	$	(62)
Total for Current Liability	***$***	***12,336***
Total Liabilities	***$***	***12,336***

Equity		
Common Shares	$	62,743
Previous Year(s) Earnings	$	(22,102)
Current Year Earnings	$	(28,227)
Total equity	***$***	***12,414***

Total Liabilities and Equity	***$***	***24,751***

North Country Showcase, Inc.
Statement of Stockholder Equity
For the period Ended December 31, 2018
(unaudited)

| | Common stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Deficit	Deficit
Shares issued for services	133	13,300	-	13,300
Shares issued for cash	224	22,385	-	22,385
Net income (loss)	-	-	(22,102)	(22,102)
Sunday, December 31, 2017	357	$ 35,685	$ (22,102)	$ 13,583
Shares issued for services	75	7,500	-	7,500
Shares issued for cash	196	19,558	-	19,558
Net income (loss)	-	-	(28,227)	(28,227)
Monday, December 31, 2018	271	$ 27,058	$ (28,227)	$ (1,169)

6

North Country Showcase, Inc.
Income Statement
For the period ending December 31, 2018
(unaudited)

Revenue		
Commission Income	$	16,148
Miscellaneous Revenue	$	9
Interest Income	$	19
Wage Subsidies	$	2,300
Sales Tax Discounts Taken	$	85
Rental Income	$	4,064
Sales – Etsy	$	488
Special Events Income	$	8,300
Product Sales	$	13,530
Sales	$	1
Shipping & Handling Income	$	98
Total Revenue	*$*	*45,042*

Cost of Goods Sold (COGS)		
Freight & Shipping Costs	$	624
Merchant Account Fees	$	3,811
Purchases – Resale Items	$	8,628
Inventory Shrinkage	$	254
Total Cost of Goods Sold (COGS)	*$*	*13,317*

GROSS PROFIT	*$*	*31,725*

Operating Expenses		
Building & Property Security	$	270
Rent Expense	$	3,757
Repairs & Maintenance	$	1,631
Computer – Software	$	400
Computer – Internet	$	2,077
Bad Debts	$	254
Bank Service Charges	$	164
Business Licenses & Permits	$	300
Cash Over & Short	$	(111)
Dues & Subscriptions	$	770
Fines, Penalties & Judgments	$	297
Interest Expense	$	139
Filing Fees	$	10
Crowdfunding Fees	$	2,087
Insurance	$	2,366
Janitorial Expense	$	27
Office Supplies	$	912
Utilities	$	432
Special Event Expenses	$	4,442
Meals and Entertainment	$	209

Relocation Expense	$	963
Payroll Services	$	388
Payroll – Employer's Share of Benefits	$	2,319
Payroll – Salary & Wages	$	24,210
Advertising & Promotion	$	1,437
Marketing Expense	$	1,014
Volunteer Stock Awards	$	7,500
Taxes – Corporate Tax	$	52
Other Supplies	$	1,636
Total Operating Expenses	***$***	***59,952***

NET PROFIT	***$***	***(28,227)***

NOTE 1 – NATURE OF OPERATIONS

North Country Showcase, Inc. was formed on March 22, 2017 ("Inception") in the State of New York. The balance sheet of North Country Showcase, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Massena, NY.

North Country Showcase, Inc. is a unique marketplace that brings together the best of the products grown and produced in Northern New York. This is a "community owned" venture which is organized as a public benefit corporation. North Country Showcase provides a place where the best of the products produced in the area can be purchased in one location and to create a larger market for these producers both through the Showcase and an online companion e-commerce website. It is our goal that this will lead to growth for individual businesses and increased employment through that growth.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from retail sales transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1000 shares of our common stock with par value of $0.01

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 30, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

11

	Prior fiscal year-end	Most recent fiscal year-end (2018)
Total Assets*	$28,829.72	$24,750.60
Cash & Cash Equivalents*	$22,497.39	$13,679.86
Accounts Receivable*	$0.00	$180.10
Short-term Debt*	$15,246.49	$12,336.40
Long-term Debt*	$0.00	$0.00
Revenues / Sales*	$37,410.79	$45,041.85
Costs of Goods Sold*	$12,933.45	$13,316.69
Taxes Paid*	$0.00	$51.73
Net Income*	-$22,101.57	-$28,227.03

North Country Showcase, Inc.



ANNUAL REPORT

122 Harte Haven Plaza
Massena, NY 13662
www.northcountryshowcase.com

This Annual Report is dated April 30, 2019.

BUSINESS

North Country Showcase, Inc. is a unique marketplace that brings together the products grown and produced in Northern New York. This is a "community owned" venture which is organized as a public benefit corporation. North Country Showcase provides a place where the best of the products produced in the area can be purchased in one location and to create a larger market for these producers both through the Showcase and an online companion e-commerce website. It is our goal that this will lead to growth for individual businesses and increased employment through that growth.

Previous Offerings

Between February 28, 2018 and May 30, 2018 we sold 131 shares of common stock in exchange for $100 per share under Regulation Crowdfunding.

2017-05-02, Section 4(a)(2), 202 Common Stock. Use of proceeds: Start-up capital including equipment and inventory purchases, leasehold improvements, rent, advertising, and other expenses.

2017-11-30, Section 4(a)(2), 133 Common Stock. Use of proceeds: Payment of service providers including contractor, signage, cleaners, and inventory. Discretionary awards to volunteers for work performed since opening authorized by the Board of Directors.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

North Country Showcase Inc opened the retail storefront July 8, 2017. The 2017 Year had revenue totaling $37,410.79. In 2018, revenue grew to $45,041.85

North Country Showcase hired their first full time employee in September 2017. This employee handles daily operations of the store including retail sales, customer service, merchandising, and miscellaneous daily tasks. No additional employees were hired in 2018.

North Country Showcase moved from the original retail storefront opened in July 2017 to an expanded location at St. Lawrence Centre in October 2017. The store was relocated again in October 2018 to the higher traffic retail shopping plaza, Harte Haven, in Massena, NY.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $13,680.

Debt

The Company has not had any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Jo Ann Roberts – President
Carol Robert – Vice President
Brenda Seguin – Secretary
Tammy Gormley – Treasurer
Mike Kinney – Director
Darlene Mainville – Director
Cathy Bashaw - Director

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Percent of class
Common Stock	Current Officers & Directors	137 shares	21.82%

OUR SECURITIES

Our authorized capital stock consists of 1000 shares of common stock, par value $0.01 per share. As of December 31, 2018, 628- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws

Voting Rights

The holders of shares of the Company's Common Stock, no par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and will only pay dividends as deemed prudent by the Board, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of any additional classes of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.



RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

North Country Showcase, Inc.

By /s/ J. A. Roberts

Name: JoAnn Roberts

Title: Chief Executive Officer

TITLE   Crowdfunding Report for Signature

FILE NAME   NCS 2018 Financial Statements.docx and 2 others

DOCUMENT ID   9bce8876adea8e37319acd1a593bbf72eeccc1d6

STATUS   ● Completed

Document History

↱ SENT	**04/30/2019** 23:07:38 UTC-5	Sent for signature to JoAnn Roberts (jo@slcchamber.org) from anthony.diagostino@gmail.com IP: 50.89.15.94
👁 VIEWED	**05/01/2019** 09:17:36 UTC-5	Viewed by JoAnn Roberts (jo@slcchamber.org) IP: 173.245.159.225
✍ SIGNED	**05/01/2019** 09:18:27 UTC-5	Signed by JoAnn Roberts (jo@slcchamber.org) IP: 173.245.159.225
✓ COMPLETED	**05/01/2019** 09:18:27 UTC-5	The document has been completed.